FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Response Biomedical Corporation. (“the Company”) 100 – 8900 Glenlyon Parkway Burnaby, B.C.
Canada V5J 5J8

2.	DATE OF MATERIAL CHANGE

May 18, 2007

3.	PRESS RELEASE

The Company issued a news release through Canada News Wire, filed on SEDAR, Edgar and the Company’s website, and disseminated to shareholders on May 18, 2007.

4.	SUMMARY OF MATERIAL CHANGE

Response Biomedical Corporation announced that it has entered into a long-term agreement with an affiliate of Alexandria Real Estate Equities, Inc. to lease a single-tenant, 46,000 square foot facility in Vancouver, British Columbia.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Vancouver, British Columbia, May 18, 2007 – Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF) today announced that it has entered into a long-term agreement with an affiliate of Alexandria Real Estate Equities, Inc. to lease a single-tenant, 46,000 square foot facility in Vancouver, British Columbia. The facility is expected to house all of the Company’s operations beginning in early 2008. Initial capital modifications to the facility, which will begin immediately, are to be financed by the landlord and managed by the Company.

“This is an exciting new project for Response Biomedical that is consistent with our future growth prospects as we and our partners expand the commercial opportunities for the RAMP platform. It is also a tremendous vote of confidence by the largest biotechnology real estate and laboratory owner in North America.” said Bill Radvak, President and CEO.

Duane Morris, Response Biomedical’s Chief Operating Officer, added “As we scale up manufacturing to meet the anticipated needs of our current partners, Shionogi and 3M Medical, it is extremely important that we have a long-term facility with the capacity to meet projected demand. Further, we expect to require additional production capacity for our very promising cardiovascular platform, particularly with the US approval and launch of the RAMP NT-proBNP test expected later this year. This facility will be custom designed and we believe will meet our demands for years to come. We are truly fortunate, in this very tight commercial real estate environment, to find such a tremendous fit and to be working with such a stellar company as Alexandria.”

About Alexandria Real Estate Equities, Inc.

Alexandria Real Estate Equities, Inc. is the largest owner and pre-eminent first-in- class international real estate investment trust focused principally on the ownership, operation, management, acquisition, redevelopment and selective development of properties containing office/ laboratory space.

Alexandria is the leading provider of real estate to the life science industry, and has an outstanding nine year track record as a NYSE listed company with an approximate $5.2 billion total market capitalization, as of March 31, 2007. Alexandria provides high quality real estate, technical infrastructure, services and capital to the broad and diverse life science sector.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7.	OMITED INFORMATION

Not Applicable

8.	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Robert Pilz, Vice President Finance and Chief Financial Officer 100 – 8900 Glenlyon Parkway Burnaby, BC V5J 5J8

Telephone: (604) 456-6010 Facsimile: (604) 456-6066

9.	DATE OF REPORT

Dated at Burnaby, B.C., this 18th day of May 2007.